

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
Table of Contents

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett Co., Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

McLean, Virginia
June 28, 2011

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2010	December 31, 2009
Assets		
Cash:	$ 2,423,065	$ 549,268
Investments at fair value:		
Gannett Co., Inc. common stock	156,476,027	143,715,003
Other investments	1,129,763,030	1,041,892,775
Total investments	1,286,239,057	1,185,607,778
Receivables:		
Employer contribution	13,260,629	14,253,752
Employee contributions	850,777	904,696
Interest and dividends	849,228	712,230
Due from broker, net	887,068	311,075
Note receivables from participants	28,816,928	27,190,605
Other receivables	-	425,673
Total receivables	44,664,630	43,798,031
Total assets	1,333,326,752	1,229,955,077
Liabilities		
Other payables	321,126	1,491,180
Total liabilities	321,126	1,491,180
Net assets available for benefits, at fair value	1,333,005,626	1,228,463,897
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,633,183)	(3,006,857)
Net assets available for benefits	$1,327,372,443	$1,225,457,040

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2010
Contributions:	
Employer, net	$ 53,036,124
Employee	70,282,088
Total contributions	123,318,212
Interest income on notes receivable from participants	1,524,945
Investment income:	
Interest and dividends	19,423,954
Net appreciation in fair value of investments	85,328,356
Total investment income	104,752,310
Total additions	229,595,467
Benefits paid to participants	(125,324,939)
Administrative expenses	(2,355,125)
Total deductions	(127,680,064)
Net increase	101,915,403
Net assets available for benefits:	
Beginning of year	1,225,457,040
End of year	$ 1,327,372,443

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

In June 2008, the Company's Board of Directors authorized and approved an amendment to the Plan. The amendment provided that effective August 1, 2008, participants whose benefits were frozen under the Gannett Retirement Plan and, if applicable, the Gannett Supplemental Retirement Plan will receive higher employer matching contributions under The Gannett Co., Inc. 401(k) Savings Plan. The Gannett Retirement Plan and the Gannett Supplemental Retirement Plan are defined benefit plans maintained by the Company. Under the new formula, the employer matching contribution rate increased from 50 percent of the first 6 percent of compensation that an employee elects to contribute to the plan to 100 percent of the first 5 percent of compensation. In 2010 and 2009, the Plan recognized additional employer contributions (transition credits) of $12.4 million and $13.7 million, respectively, for long-service employees whose benefits under the Gannett Retirement Plan were frozen.

Administration of Plan Assets

For the year ended December 31, 2009 the Plan assets were held under a trust agreement with Mellon Trust of New England N.A, which is a subsidiary of The Bank of New York Mellon Corporation. Effective January 4, 2010, the Plan assets are held under a trust agreement (The Trust) with Northern Trust (the Trustee). Hewitt Associates LLC performed recordkeeping services for the Plan through September 30, 2010. Effective October 1, 2010, the Plan switched recordkeeping services to ACS HR Solutions, LLC, a wholly owned subsidiary of Affiliate Computer Services, Inc. (ACS, Inc). Hewitt Financial Services was the broker/dealer and holder of assets purchased through participant accounts in the brokerage window through September 30, 2010. Effective October 1, 2010, Charles Schwab became the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any Gannett common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven core investment options which include one privately managed fund, six registered investment company mutual funds, two "fund of funds" options, Gannett Co., Inc. common stock and a suite of target maturity funds. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company's matching contribution after three years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $1,121,226 and $902,945 for the years ended December 31, 2010 and 2009, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts (i.e. if loans are not repaid, such amounts are deemed to be a distribution from your account), generally bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (IRC). However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations.

Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. In 2009 the employer match was generally funded using existing treasury shares. In 2010 the employer match was generally funded fifty percent using existing treasury shares and fifty percent funded through open market purchases. Participants in certain operating units receive a cash matching contribution as stipulated in the Plan document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Investments are reported at fair value. See Note 8 for discussion of fair value measurement.

In accordance with the Other Presentation Matters Subtopic of Accounting Standards Codification (ASC) Topic 962, *Plan Accounting – Defined Contribution Pension Plans*, the Plan records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of other investments in the Statement of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the ASC, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits.

The Plan's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities and the value of the wrapper contract.

The average yield earned by the insurance contracts was 3.12% and 3.56% during the years ended December 31, 2010 and 2009, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 2.80% and 3.20% during the years ended December 31, 2010 and 2009, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan's administration; (ii) changes to Plan's prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Interest income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Reclassifications

Notes receivable from participants were reclassified to conform to the current-year presentation.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, *Reporting Loans to Participants by Defined Contribution Plans*, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the plan is no longer subject to income tax examinations for years prior to 2007.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5 percent of the Plan's net assets available for benefits:

	December 31, 2010	December 31, 2009
Gannett Co., Inc. common stock:		
Participant directed	$148,088,190	$134,196,822
Company match	8,387,837	9,518,181
Total Common Stock	156,476,027	143,715,003
Brandywine Fund	91,691,275	74,982,155
Dodge & Cox Balanced Fund	92,139,342	85,770,354
Vanguard S&P 500 Fund	78,218,449	65,953,262
PIMCO Total Return Fund	123,151,584	105,848,057
American EuroPacific Growth Fund	116,014,833	121,857,185

A summary of net appreciation during the year ended December 31, 2010 was:

	Year Ended December 31, 2010
Common stock - Gannett Co., Inc.	$ 1,203,855
Target maturity funds	14,156,587
Mutual funds	50,554,698
Common stock - Managed accounts	5,816,051
Index funds	11,650,540
Self-directed brokerage accounts	1,946,625
Net appreciation in investments	$ 85,328,356

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2010 and 2009, the Plan held an investment of 9,813,664 and 9,677,778 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2010 and 2009 was $156,476,027 and $143,715,003, respectively.

The Plan's self-directed brokerage account held investments in a money market fund managed by ACS HR Solutions, LLC. ACS HR Solutions, LLC is also the Plan's record keeper.

Certain Plan investments are shares of a mutual fund managed by Northern Trust. Northern Trust is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Northern Trust of New England N.A. for investment management services for the year ended December 31, 2010.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,327,372,443
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts at December 31, 2010	5,633,183
Net assets available for benefits per the Form 5500	$1,333,005,626

A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, for the year ended December 31, 2010 is presented below.

Total additions reported in the financial statements	$229,595,467
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(3,006,857)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	5,633,183
Total additions reported on Form 5500	$232,221,793

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

Benefits paid to participants per the financial statements	$125,324,939
Less: Benefits payable to participants at December 31, 2009	(988,238)
Add: Benefits payable to participants at December 31, 2010	-
Benefits paid to participants per Form 5500	$124,336,701

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 – FAIR VALUE MEASUREMENT

ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the market participants' assumptions (unobservable inputs). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issues.

Mutual funds: Valued based on the published net asset values as quoted through publicly available pricing sources. These investments are redeemable at any time.

Index funds, target maturity funds, and stable value collective investment trust: Valued at the net asset value established by the fund manager on a daily basis. These investments are redeemable at any time.

Self-directed brokerage accounts: Valued based on the individual securities quoted through publicly available pricing sources.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, for certain investments. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Common Stock – Gannett Co., Inc.	$156,476,027	$ -	$ -	$ 156,476,027
Common Stock – Managed Accounts	42,759,735	-	-	42,759,735
Liquidity Fund	21,218,199	-	-	21,218,199
Guaranteed Investment Contracts	-	-	216,877,651	216,877,651
Collective Trust	-	18,819,878	-	18,819,878
Mutual Funds	597,056,664	-	-	597,056,664
Index Funds	-	88,772,786	-	88,772,786
Target Maturity Funds	-	131,697,409	-	131,697,409
Self-directed Brokerage Account	12,560,708	-	-	12,560,708
Total assets at fair value	$830,071,333	$239,290,073	$216,877,651	$1,286,239,057

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common Stock – Gannett Co., Inc.	$ 143,715,003	$ -	$ -	$ 143,715,003
Common Stock – Managed Accounts	36,851,034	-	-	36,851,034
Liquidity Fund	-	10,785,440	-	10,785,440
Guaranteed Investment Contracts	-	-	230,586,847	230,586,847
Collective Trust	-	18,638,699	-	18,638,699
Mutual Funds	549,627,094	-	-	549,627,094
Index Funds	-	78,779,684	-	78,779,684
Target Maturity Funds	-	104,134,777	-	104,134,777
Self-directed Brokerage Account	12,489,200	-	-	12,489,200
Total assets at fair value	$742,682,331	$212,338,600	$230,586,847	$1,185,607,778

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2010.

	Guaranteed Investment Contracts	Total
	In thousands of dollars	
Balance, beginning of year	$230,587	$230,587
Total gains or losses (realized or unrealized) included in changes in net assets	2,626	2,626
Purchases, issuances, and settlements, net	(16,335)	(16,335)
Balance, end of year	$216,878	$216,878
Total gains or losses included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 2,473	$ 2,473

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Gannett Co., Inc. Common Stock *	Employer Securities	$128,088,263	$156,476,027
Northern Trust Short Term Investment Fund*	Liquidity Fund		$21,218,199
SEI Stable Asset Fund	Collective Trust		$18,819,878
AEGON (Monumental Life)	Guaranteed Investment Contract 5.90% due 9/30/13		$5,707,889
Genworth (GE Life & Annuity)	Guaranteed Investment Contract 4.52% due 3/31/11		1,909,593
Jackson National	Guaranteed Investment Contract 4.98% due 6/30/11		9,423,463
Metropolitan Life	Guaranteed Investment Contract 5.94% due 9/30/13		4,291,544
Metropolitan Life	Guaranteed Investment Contract 5.21% due 3/31/13		3,020,094
Mutual of America	Guaranteed Investment Contract 5.13% due 6/30/13		5,055,830
New York Life	Guaranteed Investment Contract 5.77% due 9/30/13		7,077,558
Ohio National Life	Guaranteed Investment Contract 5.37% due 3/31/13		4,459,670
Principal Life Insurance	Guaranteed Investment Contract 5.90% due 12/31/14		11,985,478
Prudential Insurance Company	Guaranteed Investment Contract 5.10% due 3/30/12		8,061,268
Monumental	Guaranteed Investment Contract 2.31%		51,996,844
JP Morgan Chase	Guaranteed Investment Contract 2.29%		51,952,737
State Street Bank	Guaranteed Investment Contract 2.17%		51,935,683
Total Guaranteed Investment Contracts			$216,877,651

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Participant Loans *	Interest rates ranging from 4.25% to 9.26% with maturities ranging from 12 months to 5 years		$28,816,928
AllianceBernstein *	Target Maturity Fund - 2005		$2,236,428
AllianceBernstein *	Target Maturity Fund – 2010		6,415,629
AllianceBernstein *	Target Maturity Fund – 2015		18,033,920
AllianceBernstein *	Target Maturity Fund -- 2020		24,149,560
AllianceBernstein *	Target Maturity Fund – 2025		25,527,435
AllianceBernstein *	Target Maturity Fund – 2030		16,864,732
AllianceBernstein *	Target Maturity Fund – 2035		13,742,558
AllianceBernstein *	Target Maturity Fund – 2040		10,564,368
AllianceBernstein *	Target Maturity Fund – 2045		9,487,011
AllianceBernstein *	Target Maturity Fund – 2050		4,526,628
AllianceBernstein *	Target Maturity Fund – 2055		149,140
Total Target Maturity Funds			$131,697,409
American EuroPacific Growth Fund	Mutual Fund		$116,014,833
Brandywine Fund	Mutual Fund		91,691,275
Dodge & Cox Balanced Fund	Mutual Fund		92,139,342
Dreyfus Cash Management Fund	Mutual Fund		51,681,967
Pimco Total Return Fund	Mutual Fund		123,151,584
Vanguard S&P 500 Fund	Mutual Fund		78,218,449
NFJ Div Value	Mutual Fund		20,183,358
Columbia Marsico Focused Equities Fund	Mutual Fund		23,975,856
Total Mutual Funds			$597,056,664
BlackRock Russell 1000 Growth Index	Index Fund		$49,102,991
BlackRock Russell 1000 Value Index	Index Fund		39,669,795
Total Index Funds			$88,772,786

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Adr Baidu Inc Sponsored Adr	Common Stock		$323,375
Adr Asml Holding Nv Ny Registered Shs	Common Stock		262,092
Shire Plc Adr	Common Stock		347,424
Agilent Technologies Inc Com	Common Stock		244,437
Amazon Com Inc Com	Common Stock		585,000
American Tower Corp Cl A	Common Stock		387,300
Amphenol Corp New Cl A	Common Stock		242,788
Apple Inc Com Stk	Common Stock		1,161,216
Autodesk Inc Com	Common Stock		339,980
Borg Warner Inc Com	Common Stock		159,192
C H Robinson Worldwide Inc New Com	Common Stock		296,703
Celgene Corp	Common Stock		218,818
Cerner Corp Com	Common Stock		255,798
Citrix Sys Inc Com	Common Stock		417,301
Cliffs Nat Res Inc Com Stk	Common Stock		475,861
CME Group Inc Com Stk	Common Stock		257,400
Cognizant Tech Solutions Cl A	Common Stock		1,011,402
Costco Whsl Corp New Com	Common Stock		245,514
Danaher Corp	Common Stock		622,644
Deere & Co	Common Stock		423,555
Dollar Gen Corp New Com	Common Stock		230,025
Ecolab Inc	Common Stock		201,680
Edwards LifeSciences Corp Com	Common Stock		105,092
EMC Corp	Common Stock		561,050
Estee Lauder Companies Inc Cl A	Common Stock		266,310
Express Scripts Inc Comm	Common Stock		681,030
Flour Corp New Com	Common Stock		424,064
FMC Technologies Inc	Common Stock		533,460
Ford Mtr Co Del Com	Common Stock		238,418
Franklin Res Inc Com	Common Stock		333,630
Goldman Sachs Group Inc	Common Stock		689,456
Goodrich Corporation	Common Stock		237,789
Google Inc Cl A	Common Stock		647,427
Green Mtn Coffee Roasters	Common Stock		210,304
Hallliburton Co Com	Common Stock		269,478
ILL Tool Wks Inc Com	Common Stock		416,520
Intercontinental Exchange Inc Com	Common Stock		202,555
Intuit Com	Common Stock		246,500
JPMorgan Chase & Co	Common Stock		381,780
Juniper Networks Inc Com	Common Stock		203,060
Kohls Corp	Common Stock		315,172
NetApp Inc Com Stk	Common Stock		280,296
NetFlix Inc Com Stk	Common Stock		140,560
Nike Inc CL B	Common Stock		222,092
O'Reilly Automotive Inc	Common Stock		290,016
Occidental Pete Corp	Common Stock		382,590
Oracle Corporation	Common Stock		748,070

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Peabody Energy Corp Com Stk	Common Stock		243,124
Pepsico Inc Com	Common Stock		222,122
Priceline Com Inc New	Common Stock		683,231
Qualcomm Inc	Common Stock		707,707
Salesforce Inc Com Stk	Common Stock		184,800
Schlumberger Ltd	Common Stock		617,900
Scripps networks Interactive Inc CL	Common Stock		212,175
TD Ameritrade Hldg Corp Com Stk	Common Stock		222,183
Texas Instruments Inc	Common Stock		230,750
Union Pac Corp	Common Stock		704,216
United Technologies Corp	Common Stock		456,576
Varian Medical Systems Inc	Common Stock		200,912
Visa Inc Com Cl A	Common Stock		365,976
VMWare Inc CL A Com Cl A Com	Common Stock		53,346
Walter Energy Inc	Common Stock		332,384
YUM Brands Inc Com	Common Stock		259,965
ADR Alcatel-Lucent	Common Stock		147,482
UBS AG SHS Com	Common Stock		596,626
ADR BP P L C Sponsored ADR	Common Stock		505,746
#Reorg/CitiGroup Rev Stk Split	Common Stock		428,912
#Reorg/Tyco Name Change	Common Stock		608,880
Ace Ltd Com Stk	Common Stock		403,069
Aetna Inc New	Common Stock		591,894
Allstate Corp	Common Stock		694,187
Avnet Inc	Common Stock		783,637
Bank of America Corp	Common Stock		346,506
Becton Dickinson & Co Com	Common Stock		507,120
CA Inc Com	Common Stock		487,578
Dell Inc Com Stk	Common Stock		316,054
Exxon Mobile Corp Stk	Common Stock		860,988
Forest Laboratories Inc	Common Stock		470,106
Fortune Brands Inc Com	Common Stock		376,562
Goldman Sachs Group Inc Com	Common Stock		403,584
Hewlett Packard Co Com	Common Stock		849,367
Hospitality Pptys TR Com Sh Ben Int	Common Stock		669,312
Jarden Corp Com	Common Stock		466,137
Johnson & Johnson Com	Common Stock		160,810
JP Morgan Chase & Co Com	Common Stock		338,300
L-3 Communications Hldg Corp Com	Common Stock		637,934
Laboratory Corp Amer Hldgs Com NE	Common Stock		395,640
Masco Corp Com	Common Stock		516,211
Microsoft Corp Com	Common Stock		314,100
Morgan Stanley Com Stk	Common Stock		370,736
Northrop Grumman Corp Com	Common Stock		869,672

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
EIN: 16-0442930401 Plan #: 100
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Omnicom Group Inc Com	Common Stock		574,790
JC Penney Co Inc Com	Common Stock		550,078
PNC Financial Services Group Com Stk	Common Stock		383,568
PPG Ind Inc Com	Common Stock		592,694
Renaissance Re Hldgs Ltd Com	Common Stock		576,395
Sherwin Williams Co Com	Common Stock		374,781
State Street Corp Com	Common Stock		411,268
Torchmark Corp	Common Stock		579,478
Valero Energy Corp Com New Co	Common Stock		330,038
Willis Group Holdings Com	Common Stock		500,404
Zimmer Hldgs Inc Com	Common Stock		335,500
			$42,759,735
Charles Schwab	Self-Directed Brokerage Account		$12,560,708
Total Investments			$1,315,055,985

* Represents a party-in-interest
** Cost information for participant directed investments is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan



Date: June 28, 2011

By: Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-163576 and 333-154846) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 28, 2011, with respect to the financial statements and schedule of the plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst & Young LLP

McLean, Virginia
June 28, 2011